SO 3/10/03

03002141

VF 3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47282

SEC MAIL RECEIVED PROCESSING MAR - 3 2003 WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Securities Alliance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7730 E. Belleview Ave., Suite AG-9
(No. and Street)

Greenwood Village (City) Colorado (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dean Rager (303) 792-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307 (Address) Denver (City) Colorado (State) 80222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dean Rager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Securities Alliance, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANDRA MCWILLIAMS
Notary Public
State of Colorado

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED SECURITIES ALLIANCE, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

UNITED SECURITIES ALLIANCE, INC.

TABLE OF CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
United Securities Alliance, Inc.

We have audited the accompanying statement of financial condition of United Securities Alliance, Inc. as of December 31, 2002, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Securities Alliance, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 19, 2003

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	328 212
Commissions receivable		121 028
Receivable from brokers, net of allowance for doubtful accounts of $169,883		158 153
Due from clearing broker		11 331
Deposit with clearing broker		25 000
Furniture and equipment, net of accumulated depreciation of $63,090		56 277
Other assets		69 862
	$	**769 863**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	76 595
Commissions payable		117 073
Deferred rent		40 805
Obligation under capital lease (Note 3)		27 959
Total liabilities		262 432
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, par value $1 per share; 25,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		487 530
Retained earnings		19 801
Total shareholder's equity		507 431
	$	**769 863**

The accompanying notes are an integral part of this statement.

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:		
Commissions	$	14 344 331
Other income		850 690
Total revenue		15 195 021
EXPENSES:		
Commissions		11 385 578
Salaries, benefits and payroll taxes		1 061 862
General and administrative		772 722
Professional fees		384 537
Advertising and marketing		352 344
Management fees paid to parent		344 984
Regulatory, compliance and registration fees		197 961
Bad debt expense		174 176
Occupancy costs		145 509
Settlements		106 600
Travel and entertainment		33 970
Communications		43 977
Depreciation		25 386
Total expenses		15 029 606
NET INCOME BEFORE INCOME TAXES		165 415
Income tax provision (Note 4)		(32 675)
NET INCOME	**$**	**132 740**

The accompanying notes are an integral part of this statement.

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)
BALANCES, December 31, 2001	100	$ 100	$ 402 530	$ (112 939)
Capital contributions	-	-	85 000	-
Net income	-	-	-	132 740
BALANCES, December 31, 2002	**100**	**$ 100**	**$ 487 530**	**$ 19 801**

The accompanying notes are an integral part of this statement.

UNITED SECURITIES ALLIANCE, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	132 740
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		25 386
Bad debt expense		174 176
Decrease in commissions receivable		305 758
Increase in receivable from brokers, net of bad debts		(217 432)
Decrease in other assets		14 785
Decrease in due from clearing broker		7 580
Decrease in accounts payable and accrued expenses		(209 014)
Decrease in commissions payable		(385 621)
Net cash used in operating activities		(151 642)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		85 000
Decrease in receivable from parent		14 446
Payments on capital lease obligation		(10 433)
Net cash provided by financing activities		89 013
NET DECREASE IN CASH AND CASH EQUIVALENTS		(62 629)
CASH AND CASH EQUIVALENTS, at beginning of year		390 841
CASH AND CASH EQUIVALENTS, at end of year	**$**	**328 212**

The accompanying notes are an integral part of this statement.

UNITED SECURITIES ALLIANCE, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United Securities Alliance, Inc. (the "Company") was incorporated in Nevada on March 16, 1994 and operates as a securities broker-dealer dealing mainly in mutual funds, insurance related products and equity securities. The Company is a wholly-owned subsidiary of USA Holdings, Inc.

The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated lives of the assets ranging from five to seven years.

For purposes of cash flows, the Company considers money market funds and certificates of deposit with a maturity of three months or less be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2002, the Company had net capital and net capital requirements of $171,650 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.50 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

UNITED SECURITIES ALLIANCE, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space, furniture and equipment under various operating and capital leases expiring through 2006. Future minimum lease payments under noncancellable leases as of December 31, 2002 are as follows:

	Operating	Capital	Principal Due On Capital Lease
2003	$ 116 900	$ 13 144	$ 9 010
2004	119 500	11 271	8 679
2005	122 200	8 336	7 254
2006	114 900	3 179	3 016
	$ 473 500	35 930	$ 27 959
Less amount representing interest		(7 971)	
Present value of net minimum lease payments		$ 27 959	

Total rental expense, including the non-cancellable operating leases above, was approximately $127,800 for the year ended December 31, 2002.

The Company has a letter of credit in the amount of $37,352 that is being utilized as a lease deposit. The letter of credit expires August 14, 2003 and is secured by a certificate of deposit.

Included in furniture and equipment at December 31, 2002 was $50,210 of furniture and equipment recorded under capital lease obligations. The related accumulated depreciation was $18,864.

The Company paid approximately $61,200 in consulting fees to a related entity.

NOTE 4 - INCOME TAXES

The Company used approximately $60,000 of its net operating loss carryforward during the year ended December 31, 2002, to offset income taxes currently due. The Company's effective tax rate is lower than what would be expected if the federal statutory rate were applied to net income income primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes, and also due to the use of the net operating loss carryforward.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's customer activities ("customers") through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company has a deposit with and receivable from its clearing broker. If the clearing broker should cease business, these amounts could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss, should the bank cease business.

The Company's financial instruments, including cash, deposit with and receivable from clearing broker, other assets, payables and other liabilities are carried at amounts that approximate fair value due to the short term nature of those instruments.

The Company is a defendant, or otherwise has possible exposure, in various legal actions arising out of its activities as a broker-dealer. Several of these actions claim damages which are material to the financial statements taken as a whole. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that resolution of these actions will not have a materially adverse effect on the Company's financial condition.

SUPPLEMENTARY INFORMATION

UNITED SECURITIES ALLIANCE, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2002

CREDIT:		
Shareholder's equity	$	507 431
DEBITS:		
Nonallowable assets:		
Restricted cash		37 352
Receivable from brokers, net		158 153
Furniture and equipment, net		56 277
Other assets		69 862
Other deductions		19 000
Less: Assets adequately secured by liabilities		(4 863)
Total debits		335 781
NET CAPITAL		171 650
Minimum requirements of 6-2/3% of aggregate indebtedness of $257,569 or $50,000, whichever is greater		50 000
Excess net capital	**$**	**121 650**
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	76 595
Commissions payable		117 073
Deferred rent		40 805
Obligation under capital lease		27 959
Less: liabilities adequately secured by assets		(4 863)
TOTAL AGGREGATE INDEBTEDNESS	**$**	**257 569**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.50 to 1**

See the accompanying Independent Auditors' Report.

UNITED SECURITIES ALLIANCE, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S
CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING
WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2002

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	107 912
Adjustments:		
Decrease in non-allowable assets, net		36 677
Increase in other deductions		(19 000)
Decrease in expenses, net		46 061
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**171 650**

See the accompanying Independent Auditors' Report.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
United Securities Alliance, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of United Securities Alliance, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by United Securities Alliance, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of United Securities Alliance, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

In addition, our review indicated that United Securities Alliance, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 19, 2003